SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BIOMX INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

09090D103

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Jonathan Solomon

Chief Executive Officer

22 Einstein St., Floor 4

Ness Ziona, Israel 7414003

Telephone: (+972) 72-394-2377

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Howard E. Berkenblit, Esq.

Sullivan & Worcester LLP

One Post Office Square

Boston, MA 02109

Tel: (617) 338-2800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to an offer by BiomX Inc., a Delaware corporation (“BiomX” or the “Company”), to exchange (the “Exchange Offer”) certain options to purchase up to an aggregate of 1,541,380 shares of the Company’s common stock held by Eligible Employees (as defined below), whether vested or unvested, granted under the 2019 Plan (as defined below), with an exercise price per share greater than (i) $0.69 and (ii) the closing price of our common stock on the NYSE American Stock Market (“NYSE American”) on the expiration date of this Exchange Offer, that are outstanding at the start of this Exchange Offer and remain outstanding and unexercised through the expiration of this Exchange Offer (the “Eligible Options”).

These Eligible Options may be exchanged for new stock options (“New Options”) upon the terms and subject to the conditions set forth in (i) the offer to exchange certain outstanding stock options for new stock options dated November 9, 2023 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the launch email to all eligible employees from Marina Wolfson, Chief Financial Officer, dated November 9, 2023 (the “Launch Email”), attached hereto as Exhibit (a)(1)(B), and (iii) the election terms and conditions, together with their associated instructions, attached hereto as Exhibit (a)(1)(C) (the “Election Terms and Conditions”). The following disclosure materials were also made available to Eligible Employees: (I) the form of election to employees who elect to participate in the Exchange Offer (the “Election Form”), attached hereto as Exhibit (a)(1)(D), (II) the form of confirmation email to employees who elect to participate in the Exchange Offer, attached hereto as Exhibit (a)(1)(E) (the “Confirmation Email”), and (III) the presentation to the Company’s employees (the “Employee Presentation”), attached hereto as Exhibit (a)(1)(F). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “Eligible Employee” refers to each employee or consultant of BiomX or BiomX Ltd., a private company, which was incorporated under the laws of the State of Israel and is wholly owned by BiomX ("BiomX Ltd.”), as of the date the Offer commences who remains an employee or consultant of BiomX or BiomX Ltd. through the new option grant date. The non-employee members of the Company’s board of directors are not Eligible Employees and may not participate in the Exchange Offer.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

BiomX Inc. is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 22 Einstein St., Floor 4, Ness Ziona, Israel 7414003, and the telephone number at that address is (+972) 72-394-237. The information set forth in the Offer to Exchange under the caption “The Offer” titled “10. Information concerning BiomX” is incorporated herein by reference.

(b) Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the stock options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised options tendered by Eligible Employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “2. Participation in exchange; number of shares subject to new options; expiration date,” “6. Acceptance of options for exchange and issuance of new options,” and “9. Source and amount of consideration; terms of new options” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “8. Price range of shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “1. Eligibility,” “2. Participation in exchange; number of shares subject to new options; expiration date,” “3. Purpose of the Offer,” “4. Procedures for electing to exchange options,” “5. Withdrawal rights and change of election,” “6. Acceptance of options for exchange and issuance of new options,” “7. Conditions of the Offer,” “8. Price range of shares underlying the options,” ”9. Source and amount of consideration; terms of new options,” “12. Status of options acquired by us in the Offer; accounting consequences of the Offer,” “13. Legal matters; regulatory approvals,” “14. Material income tax consequences,” ”15. Extension of Offer; termination; amendment” and Schedule B attached to the Offer to Exchange is incorporated herein by reference.

(b) Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference. The Chardan Healthcare Acquisition Corp. 2019 Omnibus Long-term Incentive Plan, as amended (the “2019 Plan”), and related agreements listed as Exhibits (d)(1) through (d)(4) are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “3. Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “6. Acceptance of options for exchange and issuance of new options” and “12. Status of options acquired by us in the Offer; accounting consequences of the Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “3. Purpose of the Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “9. Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b) Conditions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “7. Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “10. Information concerning BiomX,” “17. Additional information” and “18. Financial statements” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and the most recent Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023, can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” and “13. Legal matters; regulatory approvals” is incorporated herein by reference.

(c) Other Material Information.

Not applicable.

Item 12. Exhibits.

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

(a)(1)(A)	Offer to Exchange.					X

(a)(1)(B)	Launch Email.					X

(a)(1)(C)	Election Terms and Conditions.					X

(a)(1)(D)	Form of Election.					X

(a)(1)(E)	Form of Confirmation Email.					X

(a)(1)(F)	Employee Presentation.					X

(b)	Not applicable.

(d)(1)	Chardan Healthcare Acquisition Corp. 2019 Omnibus Long-term Incentive Plan, as amended.	DEF 14A	001-38762	Annex A	07/28/2023

(d)(2)	Form of Non-Qualified Stock Option Agreement (U.S. Awards to Non-Executives)	10-K	001-38762	10.19	03/26/2020

(d)(3)	Form of Non-Qualified Stock Option Agreement (U.S. Awards to Executive Officers)	10-K	001-38762	10.20	03/26/2020

(d)(4)	Form of Option Agreement (Israeli Awards)	10-K	001-38762	10.21	03/26/2020

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.					X

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOMX INC.

/s/ Jonathan Solomon
Jonathan Solomon
Chief Executive Officer

Date: November 9, 2023